Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Service Providers”, “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in Part B of Post-Effective Amendment No. 37 to the Registration Statement (Form N-1A, No. 811-07567) of State Street Navigator Securities Lending Trust.

We also consent to the incorporation by reference of our reports, dated February 28, 2018, with respect to the financial statements of State Street Navigator Securities Lending Government Money Market Portfolio and State Street Navigator Securities Lending Portfolio I, included in the Annual Shareholder Report of State Street Navigator Securities Lending Trust for the year ended December 31, 2017.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 25, 2018